EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock of Karyopharm Therapeutics Inc., dated as of February 18, 2014, is, and any amendments thereto, any Schedule 13D with respect to such Common Stock, and any amendments thereto, signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: February 18, 2014

Plio Limited, by /s/ Simon Prisk, as attorney-in-fact

Marcin Czernik, by /s/ Simon Prisk, as attorney-in-fact

Andreas Hadjimichael, by /s/ Simon Prisk, as attorney-in-fact

Amalia Hadjimichael, by /s/ Simon Prisk, as attorney-in- fact

Gregory Jankilevitsch, by /s/ Simon Prisk, as attorney-in-fact